Dreyfus Premier Worldwide Growth Fund, Inc.

ANNUAL REPORT October 31, 2005



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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier Worldwide Growth Fund, Inc., covering the 12-month period from November 1, 2004, through October 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Fayez Sarofim, of Fayez Sarofim & Co., the fund's sub-investment adviser.

The global economy once again demonstrated its resiliency over the past year, expanding at a steady pace despite the headwinds of soaring energy prices, higher U.S. interest rates and the dislocations caused by a series of natural disasters. Unlike the U.S. stock market, which traded within a relatively narrow range for much of 2005, international stocks rallied amid improving business conditions in many regions, particularly the emerging markets of Asia, Latin America and Eastern Europe. However, a strengthening U.S. dollar relative to other major currencies eroded some of those returns for U.S. investors.

As the end of 2005 approaches, investors' reactions to changes in the economic outlook for the United States and China, as well as the effects of higher fuel and commodity prices on inflation, may set the tone for the international markets in 2006. As always, we encourage you to talk to your financial advisor, who can help you diversify your portfolio in a way that allows you to participate in the longer-term gains of the world's financial markets while providing a measure of protection from shorter-term volatility.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2005



DISCUSSION OF FUND PERFORMANCE

Fayez Sarofim, Portfolio Manager
Fayez Sarofim & Co., Sub-Investment Adviser

How did Dreyfus Premier Worldwide Growth Fund, Inc. perform relative to its benchmark?

For the 12-month period ended October 31, 2005, the fund produced total returns of 13.63% for Class A shares, 12.73% for Class B shares, 12.77% for Class C shares, 14.01% for Class R shares and 13.38% for Class T shares.[1] In comparison, the fund's benchmark, the Morgan Stanley Capital International World Index ("MSCI World Index"), provided a 13.27% total return.[2]

U.S. and European stocks generally produced healthy gains in a growing global economy during the reporting period, despite investors' concerns regarding high energy prices. The fund's returns were roughly in line with the MSCI World Index. Strong results from the fund's consumer staples and consumer discretionary holdings were offset by weakness in the health care sector.

What is the fund's investment approach?

The fund invests primarily in large, well-established, multinational companies that we believe are well-positioned to weather difficult economic climates and thrive during favorable times. We focus on purchasing large-cap, "blue-chip" stocks at a price we consider to be justified by a company's fundamentals. The result is a portfolio of stocks of prominent companies selected for their sustained patterns of profitability, strong balance sheets, expanding global presence and above-average earnings growth potential.

The fund also pursues a "buy-and-hold" investment strategy, which generally has resulted in an annual portfolio turnover of below 15%. In following this strategy, we typically buy and sell relatively few stocks during the course of the year, which may help to reduce investors' tax liabilities and the fund's trading costs.[3] During the reporting period, the fund's portfolio turnover rate was 0.52%.[4]

What other factors influenced the fund's performance?

Stocks in many markets rallied sharply during the final months of 2004, when signs of more sustainable global economic growth boosted investor sentiment. At the time, the markets' advances were led by smaller, relatively speculative stocks, causing the fund's returns to lag the MSCI World Index at the start of the reporting period. Over the first 10 months of 2005, however, investors grew increasingly concerned about potentially eroding effects of inflationary pressures and surging energy prices on global economic growth, and their attention began to turn toward large, well-established multinational companies with track records of consistent earnings. As a result, the fund's relative performance began to improve.

In this changing environment, the fund received an especially strong contribution to its performance from longtime holding Altria Group, the U.S.-based food and tobacco giant, which gained value as litigation concerns eased and investors looked forward to a corporate reorganization designed to unlock shareholder value. Other consumer discretionary holdings posting above-average returns included France-based fashion and beauty products provider Christian Dior, as a strong global economy supported spending on luxury goods.

In the consumer staples sector, Switzerland-based food producer Nestle and U.S. beverage maker PepsiCo advanced as more investors turned toward fundamentally sound businesses that have thrived under a variety of economic conditions. While the fund participated in gains produced by the energy sector amid soaring oil and gas prices, its energy returns fell short of the benchmark's. This was primarily due to our focus on integrated oil companies, such as Exxon Mobil and France's Total, at a time in which smaller oil services companies fared even better.

The fund's health care investments detracted from its returns. Large U.S. pharmaceutical companies, including fund holdings Pfizer, Merck & Co. and Eli Lilly & Co., suffered amid concerns regarding the new Medicare prescription drug benefit and anemic new product pipelines, more than offsetting better performance from Europe's F. Hoffmann LaRoche. In light of these problems and safety-related product issues, we eliminated the fund's holdings of Merck and reduced its position in Pfizer. Other disappointments included U.S. retailer Wal-Mart Stores, which was hurt by the effects of higher fuel prices on its customers.

During the reporting period, we eliminated several other holdings from the portfolio, including insurer American International Group and financial services provider Marsh & McLennan, both of which were undermined by allegations of malfeasance. We also sold the fund's

position in Japan-based Sony, which has faced competitive pressures from other companies' more innovative products, such as Apple Computer's iPod. Instead, we established a new position in global energy producer and refiner ConocoPhillips.

What is the fund's current strategy?

We have continued to see signs that large-cap growth stocks are returning to favor among investors, who appear to be coming to the realization that stocks of multinational companies with dominant market positions are now attractively valued, after having been generally disregarded over the past few years. In the environment anticipated ahead, investors appear to be more likely to scrutinize the sustainability of a company's growth rate and to reward companies, not just for improved balance sheets and reduced risk profiles, but for their ability to continue to grow. The high-quality multinationals that are the focus of our strategy are well equipped to extend their established records of earnings and dividend increases. Over the last five years, these companies have seen their price/earnings multiples contract and their valuations relative to small- and midcap issues compress. These trends, which have been historically typical early in an expansion, have persisted much longer than usual in the current cycle, but they are beginning to change. We believe our portfolios are positioned to benefit as the historical premium for quality returns to the market.

November 15, 2005

1 *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International (MSCI) World Index is an unmanaged index of global stock market performance, including the United States, Canada, Europe, Australia, New Zealand and the Far East.*

3 *Achieving tax efficiency is not a part of the fund's investment objective, and there can be no guarantee that the fund will achieve any particular level of taxable distributions in future years. In periods when the manager has to sell significant amounts of securities (e.g., during periods of significant net redemptions or changes in index components) funds can be expected to be less tax efficient than during periods of more stable market conditions and asset flows.*

4 *Portfolio turnover rates are subject to change. Portfolio turnover rates alone do not automatically result in high or low distribution levels. There can be no guarantee that the fund will generate any specific level of distributions annually.*

FUND PERFORMANCE



Dreyfus Premier Worldwide Growth Fund, Inc. (Class A shares)
Dreyfus Premier Worldwide Growth Fund, Inc. (Class B shares)
Dreyfus Premier Worldwide Growth Fund, Inc. (Class C shares)
Morgan Stanley Capital International World Index†
24,000
21,000
18,000
15,000
12,000
9,000
Dollars
$21,690
$21,376
$21,054
$19,894
95
96
97
98
99
00
01
02
03
04
05
Years Ended 10/31

Comparison of change in value of $10,000 investment in Dreyfus Premier Worldwide Growth Fund, Inc. Class A shares, Class B shares and Class C shares and the Morgan Stanley Capital International World Index

† *Source: Lipper Inc.*

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in each of the Class A, Class B and Class C shares of Dreyfus Premier Worldwide Growth Fund, Inc. on 10/31/95 to a $10,000 investment made in the Morgan Stanley Capital International World Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

Performance for Class R and Class T shares will vary from the performance of Class A, Class B and Class C shares shown above due to differences in charges and expenses.

The fund's performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses. The Index is an unmanaged index of global stock market performance, including the United States, Canada, Australia, New Zealand and the Far East and includes net dividends reinvested. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 10/31/05*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class A shares					
with maximum sales charge (5.75%)		7.11%	(2.13)%	7.89%	
without sales charge		13.63%	(0.96)%	8.53%	
Class B shares					
with applicable redemption charge †		8.73%	(2.10)%	8.05%	
without redemption		12.73%	(1.71)%	8.05%	
Class C shares					
with applicable redemption charge ††		11.77%	(1.67)%	7.73%	
without redemption		12.77%	(1.67)%	7.73%	
Class R shares	3/4/96	14.01%	(0.63)%	−	7.92%
Class T shares					
with applicable sales charge (4.5%)	9/30/99	8.28%	(2.08)%	−	1.04%
without sales charge	9/30/99	13.38%	(1.17)%	−	0.27%

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.
Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.
†   The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.
††   The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Worldwide Growth Fund, Inc. from May 1, 2005 to October 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended October 31, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 6.46	$ 10.73	$ 10.42	$ 4.66	$ 7.75
Ending value (after expenses)	$1,050.90	$1,046.70	$1,046.90	$1,052.50	$1,049.60

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended October 31, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 6.36	$ 10.56	$ 10.26	$ 4.58	$ 7.63
Ending value (after expenses)	$1,018.90	$1,014.72	$1,015.02	$1,020.67	$1,017.64

† *Expenses are equal to the fund's annualized expense ratio of 1.25% for Class A, 2.08% for Class B, 2.02% for Class C, .90% for Class R and 1.50% for Class T; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2005

Common Stocks—100.2%	Shares	Value ($)
Banking—1.0%		
HSBC Holdings, ADR	100,000	**7,876,000**
Capital Goods—5.7%		
Emerson Electric	110,100	7,657,455
General Electric	771,072	26,147,052
Norsk Hydro, ADR	104,400	10,348,128
		44,152,635
Consumer Durables—3.9%		
Christian Dior	380,000	**30,508,847**
Consumer Staples—.9%		
McDonald's	224,800	**7,103,680**
Diversified Financial Services—.2%		
Ameriprise Financial	45,970	**1,711,003**
Diversified Financials—9.3%		
American Express	229,850	11,439,635
Citigroup	603,284	27,618,342
Deutsche Bank	85,300	7,984,080
Eurazeo	60,184	5,853,202
JPMorgan Chase & Co.	299,100	10,953,042
UBS	100,000	8,491,737
		72,340,038
Energy—18.8%		
BP, ADR	500,000	33,200,000
Chevron	360,800	20,590,856
ConocoPhillips	26,000	1,699,880
Exxon Mobil	1,000,008	56,140,449
Total, ADR	277,158	34,927,451
		146,558,636
Food Retailing—4.9%		
Wal-Mart Stores	300,022	14,194,041
Walgreen	535,000	24,305,050
		38,499,091
Food, Beverage & Tobacco—21.8%		
Altria Group	842,500	63,229,625
Anheuser-Busch Cos.	10,000	412,600
Coca-Cola	458,100	19,597,518

Common Stocks (continued)	Shares	Value ($)
Food, Beverage & Tobacco (continued)		
Diageo, ADR	306,500	18,215,295
Groupe Danone, ADR	1,000,000	20,300,000
LVMH Moet Hennessy Louis Vuitton	122,175	9,896,903
Nestle, ADR	326,600	24,325,859
PepsiCo	241,675	14,278,159
		170,255,959
Health Care−10.9%		
Abbott Laboratories	200,300	8,622,915
Eli Lilly & Co.	183,700	9,146,423
Johnson & Johnson	250,525	15,687,876
Novartis, ADR	143,000	7,696,260
Pfizer	523,754	11,386,412
Roche Holding, ADR	437,400	32,680,286
		85,220,172
Household & Personal Products−6.4%		
Estee Lauder Cos., Cl. A	47,500	1,575,575
Home Depot	4,505	184,885
L'Oreal, ADR	1,850,000	27,221,240
Procter & Gamble	365,800	20,481,142
		49,462,842
Insurance−1.4%		
Assicurazioni Generali	239,900	7,137,541
Zurich Financial Services	21,500	3,668,128
		10,805,669
Materials−2.3%		
Air Liquide, ADR	441,017	16,045,843
Yara International, ADR	102,400	1,688,223
		17,734,066
Media−5.4%		
McGraw-Hill Cos.	453,800	22,208,972
News, Cl. A	954,400	13,600,200
Pearson	300,944	3,346,118
Time Warner	10,215	182,133
Viacom, Cl. B	81,227	2,515,600
		41,853,023

Common Stocks (continued)	Shares	Value ($)
Semiconductors & Equipment—4.4%		
Intel	1,450,941	**34,097,114**
Software & Services—2.2%		
Microsoft	670,600	**17,234,420**
Transportation—.7%		
United Parcel Service, Cl. B	80,000	**5,835,200**
Total Investments (cost $505,521,745)	**100.2%**	**781,248,395**
Liabilities, Less Cash and Receivables	**(.2%)**	**(1,752,613)**
Net Assets	**100.0%**	**779,495,782**

ADR—American Depository Receipts.

Portfolio Summary †

	Value (%)		Value (%)
Food, Beverage & Tobacco	21.8	Media	5.4
Energy	18.8	Food Retailing	4.9
Health Care	10.9	Semiconductors & Equipment	4.4
Diversified Financials	9.3	Other	12.6
Household & Personal Products	6.4		
Capital Goods	5.7		**100.2**

† Based on net assets.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
October 31, 2005

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	505,521,745	781,248,395
Receivable for investment securities sold		1,474,597
Dividends receivable		297,580
Receivable for shares of Common Stock subscribed		108,451
Prepaid expenses		14,585
		783,143,608
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(c)		948,832
Payable for shares of Common Stock redeemed		1,333,175
Bank Loan payable—Note 2		700,000
Cash overdraft due to Custodian		331,197
Accrued expenses		334,622
		3,647,826
Net Assets ($)		**779,495,782**
Composition of Net Assets ($):		
Paid-in capital		632,319,521
Accumulated undistributed investment income—net		4,707,707
Accumulated net realized gain (loss) on investments		(133,252,740)
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		275,721,294
Net Assets ($)		**779,495,782**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	533,041,491	153,640,765	87,120,439	2,028,827	3,664,260
Shares Outstanding	15,179,412	4,629,794	2,654,669	57,163	105,553
Net Asset Value Per Share ($)	**35.12**	**33.19**	**32.82**	**35.49**	**34.71**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended October 31, 2005

Investment Income ($):

Income:

Cash dividends (net of $900,271 foreign taxes withheld at source):	
Unaffiliated issuers	20,962,845
Affiliated issuers	3,767
Total Income	**20,966,612**
Expenses:	
Investment advisory fee–Note 3(a)	6,316,666
Shareholder servicing costs–Note 3(c)	3,765,440
Distribution fees–Note 3(b)	2,342,720
Custodian fees	139,320
Prospectus and shareholders' reports	117,754
Registration fees	79,766
Interest expense–Note 2	55,898
Professional fees	51,932
Directors' fees and expenses–Note 3(d)	25,202
Loan commitment fees–Note 2	4,907
Miscellaneous	52,417
Total Expenses	**12,952,022**
Less–reduction in custody fees	
due to earnings credits–Note 1(c)	(620)
Net Expenses	**12,951,402**
Investment Income–Net	**8,015,210**

Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):

Net realized gain (loss) on investments and foreign currency transactions	33,189,180
Net unrealized appreciation (depreciation) on investments	
and foreign currency transactions	67,460,152
Net Realized and Unrealized Gain (Loss) on Investments	**100,649,332**
Net Increase in Net Assets Resulting from Operations	**108,664,542**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2005	2004
Operations ($):		
Investment income–net	8,015,210	2,880,465
Net realized gain (loss) on investments	33,189,180	(14,487,872)
Net unrealized appreciation (depreciation) on investments	67,460,152	72,542,242
Net Increase (Decrease) in Net Assets Resulting from Operations	**108,664,542**	**60,934,835**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(7,321,525)	(5,283,992)
Class B shares	(1,025,755)	(2,204,801)
Class C shares	(699,338)	(722,946)
Class R shares	(55,103)	(47,144)
Class T shares	(50,334)	(40,006)
Total Dividends	**(9,152,055)**	**(8,298,889)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	157,220,944	153,804,088
Class B shares	7,416,221	14,092,006
Class C shares	7,462,846	6,631,496
Class R shares	847,874	2,664,493
Class T shares	571,798	746,183
Dividends reinvested:		
Class A shares	6,146,129	4,509,945
Class B shares	824,732	1,728,996
Class C shares	425,256	438,328
Class R shares	54,290	46,763
Class T shares	49,270	39,262
Cost of shares redeemed:		
Class A shares	(153,627,188)	(103,299,719)
Class B shares	(179,854,616)	(178,827,945)
Class C shares	(29,170,650)	(26,762,126)
Class R shares	(2,263,369)	(3,100,687)
Class T shares	(1,341,885)	(437,124)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(185,238,348)**	**(127,726,041)**
Total Increase (Decrease) in Net Assets	**(85,725,861)**	**(75,090,095)**
Net Assets ($):		
Beginning of Period	865,221,643	940,311,738
End of Period	**779,495,782**	**865,221,643**
Undistributed (distributions in excess of) investment income–net	4,707,707	(791,953)

	Year Ended October 31,	
	2005	2004
Capital Share Transactions:		
Class A [a]		
Shares sold	4,653,186	4,839,561
Shares issued for dividends reinvested	188,112	147,867
Shares redeemed	(4,509,744)	(3,266,310)
Net Increase (Decrease) in Shares Outstanding	**331,554**	**1,721,118**
Class B [a]		
Shares sold	227,554	468,096
Shares issued for dividends reinvested	26,476	59,724
Shares redeemed	(5,619,110)	(5,960,017)
Net Increase (Decrease) in Shares Outstanding	**(5,365,080)**	**(5,432,197)**
Class C		
Shares sold	234,780	223,434
Shares issued for dividends reinvested	13,825	15,273
Shares redeemed	(918,968)	(902,832)
Net Increase (Decrease) in Shares Outstanding	**(670,363)**	**(664,125)**
Class R		
Shares sold	24,871	82,227
Shares issued for dividends reinvested	1,648	1,523
Shares redeemed	(65,342)	(96,501)
Net Increase (Decrease) in Shares Outstanding	**(38,823)**	**(12,751)**
Class T		
Shares sold	16,865	23,817
Shares issued for dividends reinvested	1,521	1,299
Shares redeemed	(39,633)	(14,031)
Net Increase (Decrease) in Shares Outstanding	**(21,247)**	**11,085**

[a] *During the period ended October 31, 2005, 3,084,710 Class B shares representing $98,683,917 were automatically converted to 2,922,904 Class A shares and during the period ended October 31, 2004, 2,863,347 Class B shares representing $86,114,482 were automatically converted to 2,706,220 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,				
Class A Shares	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	31.35	29.73	25.60	28.84	37.88
Investment Operations:					
Investment income−net[a]	.42	.23	.21	.10	.10
Net realized and unrealized gain (loss) on investments	3.83	1.79	3.92	(3.34)	(9.14)
Total from Investment Operations	4.25	2.02	4.13	(3.24)	(9.04)
Distributions:					
Dividends from investment income−net	(.48)	(.40)	−	−	−
Net asset value, end of period	35.12	31.35	29.73	25.60	28.84
Total Return (%)[b]	13.63	6.85	16.13	(11.24)	(23.86)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.24	1.25	1.27	1.32	1.15
Ratio of net expenses to average net assets	1.24	1.25	1.27	1.32	1.15
Ratio of net investment income to average net assets	1.21	.73	.79	.34	.30
Portfolio Turnover Rate	.52	.58	1.08	1.58	7.26
Net Assets, end of period ($ x 1,000)	533,041	465,536	390,243	320,717	404,329

[a]   Based on average shares outstanding at each month end.
[b]   Exclusive of sales charge.
See notes to financial statements.

Class B Shares	Year Ended October 31,				
	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	29.54	28.03	24.33	27.59	36.50
Investment Operations:					
Investment income (loss)−net[a]	.17	(.03)	.00[b]	(.11)	(.15)
Net realized and unrealized gain (loss) on investments	3.59	1.69	3.70	(3.15)	(8.76)
Total from Investment Operations	3.76	1.66	3.70	(3.26)	(8.91)
Distributions:					
Dividends from investment income−net	(.11)	(.15)	−	−	−
Net asset value, end of period	33.19	29.54	28.03	24.33	27.59
Total Return (%)[c]	12.73	5.96	15.21	(11.82)	(24.41)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.06	2.07	2.05	2.03	1.92
Ratio of net expenses to average net assets	2.06	2.07	2.05	2.03	1.92
Ratio of net investment income (loss) to average net assets	.53	(.10)	.02	(.39)	(.46)
Portfolio Turnover Rate	.52	.58	1.08	1.58	7.26
Net Assets, end of period ($ x 1,000)	153,641	295,281	432,448	509,980	711,893

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01.*
[c] *Exclusive of sales charge.*
See notes to financial statements.

Class C Shares	Year Ended October 31,				
	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	29.30	27.82	24.13	27.36	36.19
Investment Operations:					
Investment income (loss)−net [a]	.16	(.01)	.01	(.10)	(.13)
Net realized and unrealized gain (loss) on investments	3.58	1.67	3.68	(3.13)	(8.70)
Total from Investment Operations	3.74	1.66	3.69	(3.23)	(8.83)
Distributions:					
Dividends from investment income−net	(.22)	(.18)	−	−	−
Net asset value, end of period	32.82	29.30	27.82	24.13	27.36
Total Return (%) [b]	12.77	6.07	15.25	(11.80)	(24.40)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.01	2.02	2.02	2.01	1.89
Ratio of net expenses to average net assets	2.01	2.02	2.02	2.01	1.89
Ratio of net investment income (loss) to average net assets	.48	(.05)	.04	(.37)	(.42)
Portfolio Turnover Rate	.52	.58	1.08	1.58	7.26
Net Assets, end of period ($ x 1,000)	87,120	97,433	110,960	116,415	160,220

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

	Year Ended October 31,				
Class R Shares	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	31.69	29.95	25.75	28.88	37.81
Investment Operations:					
Investment income—net [a]	.59	.36	.29	.24	.20
Net realized and unrealized gain (loss) on investments	3.80	1.81	3.91	(3.37)	(9.13)
Total from Investment Operations	4.39	2.17	4.20	(3.13)	(8.93)
Distributions:					
Dividends from investment income—net	(.59)	(.43)	–	–	–
Net asset value, end of period	35.49	31.69	29.95	25.75	28.88
Total Return (%)	14.01	7.28	16.31	(10.84)	(23.62)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.91	.85	.96	.93	.85
Ratio of net expenses to average net assets	.91	.85	.96	.93	.85
Ratio of net investment income to average net assets	1.74	1.14	1.10	.82	.61
Portfolio Turnover Rate	.52	.58	1.08	1.58	7.26
Net Assets, end of period ($ x 1,000)	2,029	3,042	3,257	3,005	6,736

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

	Year Ended October 31,				
Class T Shares	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	31.00	29.41	25.39	28.63	37.70
Investment Operations:					
Investment income−net [a]	.33	.15	.13	.06	.02
Net realized and unrealized gain (loss) on investments	3.78	1.78	3.89	(3.30)	(9.09)
Total from Investment Operations	4.11	1.93	4.02	(3.24)	(9.07)
Distributions:					
Dividends from investment income−net	(.40)	(.34)	–	–	–
Net asset value, end of period	34.71	31.00	29.41	25.39	28.63
Total Return (%) [b]	13.38	6.58	15.83	(11.32)	(24.06)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.49	1.49	1.50	1.50	1.42
Ratio of net expenses to average net assets	1.49	1.49	1.50	1.50	1.42
Ratio of net investment income to average net assets	.99	.49	.51	.20	.05
Portfolio Turnover Rate	.52	.58	1.08	1.58	7.26
Net Assets, end of period ($ x 1,000)	3,664	3,931	3,403	2,623	2,886

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Worldwide Growth Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide investors with long-term capital growth consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. Fayez Sarofim & Co. ("Sarofim") serves as the fund's sub-investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue 100 million shares of $.001 par value Common Stock in each of the following classes of shares: Class A, Class B, Class C, Class R and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class) and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At October 31, 2005, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $8,747,212, accumulated capital losses $133,252,740 and unrealized appreciation $271,681,789.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to October 31, 2005. If not applied, $16,120,832 of the carryover expires in fiscal 2008, $70,665,418 expires in fiscal 2010, $28,550,186 expires in fiscal 2011 and $17,916,304 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal periods ended October 31, 2005 and October 31, 2004, were as follows: ordinary income $9,152,055 and $8,298,889, respectively.

During the period ended October 31, 2005, as a result of permanent book to tax differences primarily due to the tax treatment for foreign currency exchange gains and losses and passive foreign investment companies, the fund increased accumulated undistributed investment income–net by $6,636,505 and decreased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus–managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions.

In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended October 31, 2005, was approximately $1,745,000, with a related weighted average annualized interest rate of 3.20%.

NOTE 3—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with Dreyfus, the investment advisory fee is computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Sarofim, Dreyfus has agreed to pay Sarofim a monthly sub-investment advisory fee, computed at the following annual rates:

Total Net Assets	Annual Fee as a Percentage of Average Daily Net Assets
0 to $25 million	.11%
$25 million up to $75 million . . .	.18%
$75 million up to $200 million . .	.22%
$200 million up to $300 million .	.26%
In excess of $300 million	.275%

During the period ended October 31, 2005, the Distributor retained $55,055 and $780 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $597,054 and $12,378 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under a Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended October 31, 2005, Class B, Class C and Class T shares were charged $1,630,552, $702,306 and $9,862, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor, at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended October 31, 2005, Class A, Class B, Class C and Class T shares were charged $1,311,096, $543,517, $234,102 and $9,862, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2005, the fund was charged $921,496, pursuant to the transfer agency agreement.

During the period ended October 31, 2005, the fund was charged $3,143 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $499,160, Rule 12b-1 distribution plan fees $155,463, shareholder services plan fees $165,955, chief compliance officer fees $1,239 and transfer agency per account fees $127,015.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(e) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by Dreyfus.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended October 31, 2005, amounted to $4,374,669 and $191,075,496, respectively.

At October 31, 2005, the cost of investments for federal income tax purposes was $509,561,250; accordingly, accumulated net unrealized appreciation on investments was $271,687,145, consisting of $298,647,352 gross unrealized appreciation and $26,960,207 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Premier Worldwide Growth Fund, Inc.

We have audited the accompanying statement of assets and liabilities of Dreyfus Premier Worldwide Growth Fund, Inc., including the statement of investments, as of October 31, 2005 and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of October 31, 2005 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Worldwide Growth Fund, Inc. at October 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
December 12, 2005

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates 100% of the ordinary dividends paid during the fiscal year ended October 31, 2005 as qualifying for the corporate dividends received deduction. For the fiscal year ended October 31, 2005, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $9,152,055 represents the maximum that may be considered qualified dividend income. Shareholders will receive notification in January 2006 of the percentage applicable to the preparation of their 2005 income tax returns.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the Board of Directors of the fund held on August 2 and 3, 2005, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services, and the Sub-Investment Advisory Agreement (the "Sub-Advisory Agreement") between the Manager and Fayez Sarofim & Co. ("Sarofim & Co."), pursuant to which Sarofim & Co. provides day-to-day management of the fund's investments subject to the Manager's oversight. The Board members, none of whom are "interested persons" of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager and Sarofim & Co.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of services provided to the fund by the Manager pursuant to the Management Agreement and by Sarofim & Co. pursuant to the Sub-Advisory Agreement. The presentation included a detailed summary of the services provided to the Dreyfus-managed mutual funds by each business unit within the Manager. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund as well as the fund's asset size.

The Board members also considered the Manager's and Sarofim & Co.'s research and portfolio management capabilities and that the Manager also provides oversight of other day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's

extensive administrative, accounting and compliance infrastructure, as well as the Manager's supervisory activities over Sarofim & Co.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance, management fee, and expense ratios and placed significant emphasis on comparisons to a group of comparable funds and Lipper category averages, as applicable. The group of comparable funds was previously approved by the Board for this purpose, and was prepared using a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in the same Lipper category as the fund. The Board members discussed the results of the comparisons for various periods ended June 30, 2005, and noted that the fund's total return was higher than the comparison group averages for the 3-, 5- and 10-year periods, but was lower than the comparison group average for the 1-year period, and that the fund's total return was higher than the Lipper category averages for the 5- and 10-year periods, but was lower for the 1- and 3-year periods. The Board members discussed with representatives of the Manager and Sarofim & Co. the reasons for the fund's underperformance compared to the comparison group and Lipper category averages for the 1- and 1- and 3-year periods, respectively. The Board members also noted that Sarofim & Co. are very experienced portfolio managers with an excellent long-term track record, and expressed their confidence in the portfolio management team. The Board members also noted that the fund's total return for the more recent 3- and 6-month periods showed improvement in the fund's Lipper category rankings. The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios for the funds in the comparison group. The Board noted that the Manager, and not the fund, paid Sarofim & Co. for its services pursuant to the Sub-Advisory Agreement. The Board noted that the fund's management fee was lower than the fund's comparison group averages, and that the fund's total expense ratio was lower than the comparison group and Lipper category averages.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and in the same Lipper category, as the fund (the "Similar Funds") and by accounts managed by the Manager, Sarofim & Co. or their respective affiliates with similar investment objectives, policies and strategies as the fund (the "Separate Accounts" and, collectively with the Similar Funds, the "Similar Accounts"). The Manager's representatives explained the nature of each Similar Account and the differences, from the Manager's perspective, in management of the Similar Accounts as compared to managing and providing services to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager, and discussed the relationship of the advisory fees paid in light of the Manager's performance and the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by the Manager to evaluate the appropriateness and reasonableness of the fund's advisory fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Manager's representatives stated that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect economies of scale for the benefit of fund shareholders. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager and Sarofim & Co. from acting as investment adviser and sub-investment adviser, respectively, and noted the soft dollar arrangements with respect to trading the fund's portfolio. It was noted that fund's soft dollar credits were earned by the Manager and not Sarofim & Co.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if the fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board noted that the fund's total expense ratio is lower than that of its comparison group and significantly lower than that of the Lipper category average expense ratio. Since the Manager, and not the fund, pays Sarofim & Co. pursuant to the Sub-Advisory Agreement, the Board did not consider Sarofim & Co.'s profitability to be relevant to their deliberations. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the fund was not unreasonable given the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, each of the Directors expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement and the Sub-Advisory Agreement between the Manager and Sarofim & Co. with respect to the fund. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager and Sarofim & Co. are adequate and appropriate.

- The Board was generally satisfied with the fund's overall performance and with management's efforts to improve recent performance.

- The Board concluded that the fee paid by the fund to the Manager was reasonable in light of comparative performance and expense and advisory fee information, costs of services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that approval of the fund's Management Agreement and the Sub-Advisory Agreement between the Manager and Sarofim & Co. was in the best interests of the fund and its shareholders.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (62)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board
• Sunair Services Corporation, engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 193

————————————

Clifford L. Alexander, Jr. (72)
Board Member (1993)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

Other Board Memberships and Affiliations:
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 66

————————————

Peggy C. Davis (62)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Shad Professor of Law, New York University School of Law (1983-present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 26

Ernest Kafka (72)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Physician engaged in private practice specializing in the psychoanalysis of adults and adolescents (1962–present)
• Instructor, The New York Psychoanalytic Institute (1981–present)
• Associate Clinical Professor of Psychiatry at Cornell Medical School (1987–2002)

No. of Portfolios for which Board Member Serves: 26

———————————

Nathan Leventhal (62)
Board Member (1993)

Principal Occupation During Past 5 Years:
• A management consultant for various non-profit organizations (May 2004–present)
• Chairman of the Avery-Fisher Artist Program (November 1997–present)
• President of Lincoln Center for the Performing Arts, Inc. (March 1984–December 2000)

Other Board Memberships and Affiliations:
• Movado Group, Inc., Director

No. of Portfolios for which Board Member Serves: 26

———————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Saul B. Klaman, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 49 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 42 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 53 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since August 2005.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 196 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus Premier
Worldwide Growth Fund, Inc.**

200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Fayez Sarofim & Co.
Two Houston Center
Suite 2907
Houston, TX 77010

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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